

April 18, 2013

<u>Via E-mail</u>
Mr. Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

> **Re:** **Empire State Realty Trust, Inc.**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed on Form 425 on April 16, 2013**
> **File No. 333-179485**

Dear Mr. Malkin:

We have reviewed your filing and have the following comment.

<u>General</u>

1. We note disclosure in your letter to investors that statements by investors include "lying by omission and outright lying." Please avoid issuing statements in your additional soliciting material that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In the instance of the quoted statement, clear evidence of intent to deceive would form part of any such factual foundation.

    You may contact me at (202) 551-3503 if you have any questions.

                                          Sincerely,

                                          /s/ David L. Orlic

                                          David L. Orlic
                                          Special Counsel
                                          Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Arnold S. Jacobs, Esq.
        Proskauer Rose LLP

        Larry P. Medvinsky, Esq.
        Clifford Chance US LLP